

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

David A. Campbell
President and Chief Executive Officer
Evergy Missouri West, Inc.
1200 Main Street
Kansas City, Missouri 64105

      Re: Evergy Missouri West, Inc.
           Evergy Missouri West Storm Funding I, LLC
           Registration Statement on Form SF-1
           Filed December 20, 2022
           File Nos. 333-268913 and 333-268913-01

Dear David A. Campbell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

Form of Prospectus
Prospectus Summary of Terms
Diagram of Transaction and Flow of Funds, page 6

1. The diagram of the transaction and the chart representing the flow of funds are not readable. Specifically, the diagrams are too small and the text is not clear or legible. Please revise accordingly.

Security for the Securitized Utility Tariff Bonds
Pledge of Collateral, page 82

2. We note that, in addition to the securitized utility tariff property, property in the collection account and all of its subaccounts will also secure the bonds, including "cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

3. Please file your remaining exhibits with your SF-1 amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Structured Finance